UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

C/O NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

ITEM 1 - INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (NYSE: NVGS) has mandated Fearnley Securities and Nordea to arrange a series of fixed income investor meetings commencing on 15 October 2018. Subject to inter alia market conditions, a NOK denominated senior secured bond issue with a 5 year tenor may follow.

The proceeds from the potential bond issue would be used to (i) partly fund the Navigator’s portion of the construction cost of the Ethylene Export Marine Terminal JV and (ii) for general corporate purposes.

ITEM 2 - EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

10.1	Navigator Holdings Ltd. (NYSE: NVGS) has mandated Fearnley Securities and Nordea to arrange a series of fixed income investor meetings commencing on 15 October 2018. Subject to inter alia market conditions, a NOK denominated senior secured bond issue with a 5 year tenor may follow.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 9, 2018	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer

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